Exhibit 12.1

Computation of Ratio of Earnings to fixed charges

(in thousands, except ratios)

			The Company	The Predecessor
	The Company		(consolidated)	Period
	(consolidated)		10/29/2004	1/1/2004
	Year Ended December 31,		to	to	Year Ended December 31,
	2006	2005	12/31/2004 (1)	10/28/2004	2003 (2)	2002 (2)

Interest Expense	$104,265	$32,568	$3,352	$285	$-	$-

	104,265	32,568	3,352	285	-	-

Net income continuing operations	37,023	8,273	(2,441)	1,194	1,737	193
Fixed charges	104,265	32,568	3,352	285	-	-
	$141,288	$40,841	$911	$1,479	$1,737	$193

Ratio	1.36	1.25	0.27	5.19	n/a	n/a

(1) Earnings were insufficient to cover fixed charges by $2.4 million
(2) The Predecessor had no fixed charges in 2003 or 2002